RELIANCE Communications
Anil Dhirubhai Ambani Group



RECEIVED
2010 FEB -3 A 11:35

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

30th January, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 30th January, 2010 accompanied with Unaudited Consolidated financial results for the Quarter and Nine months ended 31st December, 2009.

(2) Letter dated 30th January, 2010 accompanied with Unaudited Standalone financial results for the Quarter and Nine months ended 31st December, 2009.

(3) Letter dated 30th January, 2010 accompanied with Media Release dated 30th January, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above



Exe File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

January 30, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Consolidated Financial Results for the Quarter and Nine months ended 31st December, 2009.

Further to our letter dated 22nd January, 2010, we enclose herewith Unaudited Consolidated Financial Results for the Quarter and Nine months ended 31st December, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 30th January, 2010, pursuant to Clause 41 of the Listing Agreement.

Unaudited Financial Results (Stand alone) for the Quarter and Nine months ended 31st December, 2009, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter and Nine months ended 31st December, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	512,897	544,153	1,598,681	1,520,358	2,074,291
	b) Other Operating Income	15,460	23,029	63,596	123,327	150,763
	Net Income from Operations	**528,357**	**567,182**	**1,662,277**	**1,643,685**	**2,225,054**
2	**Expenditure**					
	a) Access Charges	55,008	56,334	150,839	172,886	238,167
	b) License Fee	28,360	30,592	87,831	88,871	118,651
	c) Employee Cost	36,765	42,957	116,050	124,012	167,655
	d) Depreciation and Amortisation	83,306	100,695	266,186	278,877	360,770
	e) Other Expenditure	229,580	219,888	732,540	605,553	839,879
	Total	**433,019**	**450,466**	**1,353,446**	**1,270,199**	**1,725,122**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**95,338**	**116,716**	**308,831**	**373,486**	**499,932**
4	Other Income	2,620	17,842	53,473	38,055	69,792
5	Amortisation of Compensation under Employee Stock Option Scheme	-	3,579	-	16,443	747
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**97,958**	**130,979**	**362,304**	**395,098**	**568,977**
7	Financial Charges (Net)	(40,755)	(14,964)	(37,293)	(61,886)	(50,695)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**138,713**	**145,943**	**399,597**	**456,984**	**619,672**
9	Exceptional Items	2,205	-	3,601	-	-
10	**Profit from Ordinary Activities before Tax (8 - 9)**	**136,508**	**145,943**	**395,996**	**456,984**	**619,672**
11	Tax Expenses	20,026	1,526	25,306	(6,078)	(5,179)
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**116,482**	**144,417**	**370,690**	**463,062**	**624,851**
13	Extraordinary Items (net of tax expense)	-	-	-	-	-
14	**Net Profit for the period (12 - 13)**	**116,482**	**144,417**	**370,690**	**463,062**	**624,851**
15	Share of Minority Interest	5,605	3,383	21,971	17,666	20,517
16	Share of Associates	76	3	230	72	(159)
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14 - 15 - 16)**	**110,801**	**141,031**	**348,489**	**445,324**	**604,493**
18	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201	103,201	103,201	103,201
19	Paid up Debt Capital	-		300,000	-	300,000
20	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	-	-	4,124,831
21	Debenture Redemption Reserve	-	-	6,346	-	698
22	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**					
	- Basic (Rs.)	5.37	6.83	16.88	21.58	29.29
	- Diluted (Rs.)	5.15	6.49	16.18	20.44	28.05
23	Debt Equity Ratio	-	-	-	-	0.79
24	Debt Service Coverage Ratio (DSCR)	-	-	-	-	1.40
25	Interest Service Coverage Ratio (ISCR)	-	-	-	-	4.70
26	Public Shareholding					
	Number of Shares	67,06,85,821	69,92,15,821	67,06,85,821	69,92,15,821	67,41,65,821
	Percentage of Shareholding	32.49%	33.88%	32.49%	33.88%	32.66%
27	**Promoters and Promoter Group Shareolding**					
	a) Pledged / Encumbered					
	- Number of Shares	Nil	N.A.	Nil	N.A.	27,23,45,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	-	-	-	-	19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	-	-	-	-	13.19%
	b) Non -encumbered					
	- Number of Shares	1,39,33,41,060	N.A.	1,39,33,41,060	N.A.	1,11,75,15,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%		100.00%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	67.51%		67.51%		54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
28	**Segment Revenue**					
	a) Wireless	402,250	441,194	1,282,557	1,286,622	1,736,763
	b) Global	198,182	167,831	613,055	489,576	679,094
	c) Broadband	70,453	65,417	215,874	181,674	252,427
	d) Investments	2,649	10,262	16,465	27,507	32,782
	e) Others / Unallocated	28,947	21,565	73,046	42,155	67,503
	Total	**702,481**	**706,269**	**2,200,997**	**2,027,534**	**2,768,569**
	Less: Inter segment revenue	(171,503)	(121,245)	(485,247)	(345,794)	(473,723)
	Income from Operations	**530,978**	**585,024**	**1,715,750**	**1,681,740**	**2,294,846**
29	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	84,798	96,566	300,846	304,610	427,921
	b) Global	18,064	22,644	67,642	56,151	85,566
	c) Broadband	15,796	19,259	54,605	60,603	81,500
	d) Investments	2,650	10,262	16,465	27,507	32,782
	e) Others / Unallocated	(23,346)	(14,173)	(77,254)	(37,330)	(58,045)
	Total	**97,962**	**134,558**	**362,304**	**411,541**	**569,724**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	3,579	-	16,443	747
	Less : Financial Charges (Net)	(40,755)	(14,964)	(37,293)	(61,886)	(50,695)
	Less : Exceptional Items	2,205	-	3,601	-	-
	Total Profit before Tax	**136,512**	**145,943**	**395,996**	**456,984**	**619,672**
30	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	4,950,179	3,911,295	4,950,179	3,911,295	4,972,940
	b) Global	847,216	1,068,261	847,216	1,068,261	1,092,506
	c) Broadband	425,050	525,681	425,050	525,681	800,712
	d) Investments	577,135	746,885	577,135	746,885	956,578
	e) Others / Unallocated	858,874	657,627	858,874	657,627	389,823
	Total	7,658,454	6,909,749	7,658,454	6,909,749	8,212,559

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. As a measure of prudence, the company has decided that unlike in earlier years, the Company will not recognise any mark to market gains in respect of any outstanding derivative contracts related to loans, liabilities and assets expressed in foreign currency. However, as required by the announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India for accounting of derivatives, the Company provides for mark to market losses in respect of derivative contracts. Accordingly, the Company has not recognised gain of Rs. 19,524 lakh on mark-to-market valuation of derivative contracts outstanding as at the end of the Quarter and Nine Months respectively under review. If the Company had not made this change of policy, net profit after tax would have been higher by the amount of Rs. 19,524 lakh for the Quarter and Nine Months respectively.

3. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

4. The Company has opted to publish Consolidated financial results for the year 2009 - 10. Standalone financial results, for the Quarter and Nine Months ended on 31st December, 2009 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

5. No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 30 complaints were received and all the complaints were resolved.

6. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 30th January, 2010.

For **Reliance Communications Limited**



Anil D. Ambani
Chairman

Place: Mumbai
Date: 30th January, 2010

12g3-2(b) File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

January 30, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results (Stand alone) for the Quarter and Nine months ended 31st December, 2009.

Further to our letter dated 30th January, 2010, we enclose herewith Unaudited Financial Results (Stand alone) for the Quarter and Nine months ended 31st December, 2009.

The above financial results were also approved by the Board of Directors at its meeting held on 30th January, 2010, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Nine months ended 31st December, 2009

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.		Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	304,066	315,395	907,916	951,072	1,258,379
	b) Other Operating Income	6,780	18,027	14,636	92,712	102,679
	Total Income	310,846	333,422	922,552	1,043,784	1,361,058
2	**Expenditure**					
	a) Access Charges	59,692	56,946	158,267	169,308	232,506
	b) License Fee	23,656	27,254	74,850	79,038	104,922
	c) Employee Cost	16,896	22,627	51,708	66,515	75,835
	d) Passive Infrastructure Charges	95,861	41,055	282,255	119,203	186,811
	e) Depreciation and Amortisation	39,219	61,781	116,154	167,480	193,352
	f) Other Expenses	110,812	98,792	289,076	285,559	415,244
	g) Total	346,136	308,455	972,310	887,103	1,208,670
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**(35,290)**	**24,967**	**(49,758)**	**156,681**	**152,388**
4	Other Income	120	6,451	16,974	6,713	8,409
5	Amortisation of Compensation under Employee Stock Option Scheme	(590)	3,579	(590)	16,443	747
6	Profit on transfer of OFC division by way of demerger	-	-	-	-	306,327
7	**Profit before Financial Charges and Exceptional Items (3+4-5+6)**	**(34,580)**	**27,839**	**(32,194)**	**146,951**	**466,377**
8	Financial Charges (Net)	(34,277)	56,991	(57,103)	93,791	25,275
9	**Profit after Financial Charges but before Exceptional Items (7 - 8)**	**(303)**	**(29,152)**	**24,909**	**53,160**	**441,102**
10	Exceptional Items					
i.	Financial Charges	-	(69,246)		(69,246)	(40,403)
ii.	Expenses relating to Demerger Scheme	2,500		2,500		
11	**Profit from Ordinary Activities before Tax (9 + 10)**	**(2,803)**	**40,094**	**22,409**	**122,406**	**481,505**
12	Tax Expenses	968	390	968	1,090	1,240
13	**Profit from Ordinary Activities after Tax (11 - 12)**	**(3,771)**	**39,704**	**21,441**	**121,316**	**480,265**
14	Extraordinary Items (net of tax expense)	-	-		-	-
15	**Net Profit for the period (13 - 14)**	**(3,771)**	**39,704**	**21,441**	**121,316**	**480,265**
16	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201	103,201	103,201
17	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year					5,065,823
18	**Earning per Share (EPS) (not annualised)**					
	i) Basic (Rs.)	(0.18)	1.92	1.04	5.88	23.27
	ii) Diluted (Rs.)	(0.18)	1.80	1.00	5.44	22.29
19	Public Shareholding					
	Number of Shares	67,06,85,821	69,92,15,821	67,06,85,821	69,92,15,821	67,41,65,821
	Percentage of Shareholding	32.49%	33.88%	32.49%	33.88%	32.66%
20	Promoters and Promoter Group Shareholding					
	a) Pledged / Encumbered (Refer Note 10)					
	- Number of Shares	Nil	N.A.	Nil	N.A.	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	-		-		19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	-		-		13.19%
	b) Non -encumbered					
	- Number of Shares	139,33,41,060	N.A.	139,33,41,060	N.A.	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%		100.00%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	67.51%		67.51%		54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.		Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
21	**Segment Revenue**					
	a) Wireless	244,516	259,427	740,985	813,158	1,058,970
	b) Global	103,826	106,515	294,019	311,557	417,958
	c) Broadband	42,292	42,822	125,067	124,155	166,131
	d) Others / Unallocated	2,919	6,451	2,973	6,713	8,409
	Total	**393,553**	**415,215**	**1,163,044**	**1,255,583**	**1,651,468**
	Less: Inter segment revenue	(82,587)	(75,342)	(223,518)	(205,086)	(282,001)
	Net Income from Operations	**310,966**	**339,873**	**939,526**	**1,050,497**	**1,369,467**
22	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	(31,611)	1,970	(13,572)	66,849	93,240
	b) Global	(11,756)	24,039	4,250	69,527	51,304
	c) Broadband	(2,888)	11,063	(3,865)	36,411	50,623
	d) Others / Unallocated	11,085	(5,654)	(19,597)	(9,393)	(34,370)
	Total	**(35,170)**	**31,418**	**(32,784)**	**163,394**	**160,797**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	(590)	3,579	(590)	16,443	747
	Less : Financial Charges (Net)	(34,277)	56,991	(57,103)	93,791	25,275
	Less :Expenses relating to Demerger Scheme	2,500	-	2,500	-	-
	Less : Profit on transfer of OFC division by way of demerger	-	-	-	-	(306,327)
	Less : Exceptional Items - Financial charges	-	(69,246)	-	(69,246)	(40,403)
	Total Profit before Tax	**(2,803)**	**40,094**	**22,409**	**122,406**	**481,505**
23	**Capital Employed**	-				
	(Segment assets - Segment liabilities)					
	a) Wireless	2,733,392	1,960,623	2,733,392	1,960,623	2,977,867
	b) Global	94,685	235,276	94,685	235,276	205,056
	c) Broadband	244,098	306,938	244,098	306,938	301,870
	d) Others / Unallocated	4,484,764	2,600,925	4,484,764	2,600,925	4,774,597
	Total	7,556,939	5,103,762	7,556,939	5,103,762	8,259,390

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. As a measure of prudence, the company has decided that unlike in earlier years, the Company will not recognise any mark to market gains in respect of any outstanding derivative contracts related to loans, liabilities and assets expressed in foreign currency. However, as required by the announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India for accounting of derivatives, the Company provides for mark to market losses in respect of derivative contracts. Accordingly, the Company has not recognised gain of Rs. 6,615 lakh on mark-to-market valuation of derivative contracts outstanding as at the end of the Quarter and Nine Months respectively under review. If the Company had not made this change of policy, net profit after tax would have been higher by the amount of Rs. 6,615 lakh for the Quarter and Nine Months respectively.

3. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

4. No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 30 complaints were received and all the complaints were resolved.

5. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 30th January, 2010, and the same have been subjected to Limited Review by the Statutory Auditors of the Company.

For **Reliance Communications Limited**



Anil D. Ambani
Chairman

Place: Mumbai
Date: 30th January, 2010

Exr. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

January 30, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith Media Release dated 30th January, 2010, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2009

NET PROFIT RS. 1,108 CRORE (US$ 237 MILLION) - UP 49.6%

STABILITY IN WIRELESS REVENUES WITH 31% WIRELESS MARGINS DESPITE HYPER COMPETITIVE TARIFF ENVIRONMENT

MINUTES OF USE UP 23.4% COMPARED TO CORRESPONDING QUARTER LAST YEAR

GLOBALCOM & ENTERPRISE BUSINESS EBITDA REPRESENTS 38% OF CONSOLIDATED EBITDA

Mumbai, January 30, 2010: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended December 31, 2009.

Highlights of the financial performance for the year are:

- **Revenue at Rs. 5,310 crore** (US$ 1,137 million) compared to Rs 5,703 crore (US$ 1,185 million) in the sequential quarter
- **EBITDA at Rs. 1,813 crore** (US$ 388 million) compared to Rs 2,020 crore (US$ 420 million) in the sequential quarter
- Profit after tax at **Rs. 1,108 crore** (US$ 237 million) compared to Rs 740 crore (US$ 154 million) in the sequential quarter

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"As an integrated and converged telecommunications service provider we are better placed to withstand the present highly competitive environment. Despite the sharp fall in tariffs, we have demonstrated stability in wireless revenues and margins and are confident to emerge even stronger in the future."

CORPORATE DEVELOPMENTS

- **RCOM redefines Telecom pricing benchmarks, launched transformational initiative 'Simply Reliance'**

RCOM unveiled a bold new plan that will ignite the next revolutionary phase of growth and innovation in the Indian market. The company rolled out a first of its kind plan called 'Simply Reliance'. This new tariff plan is available under three variants covering all customer segments enabling the Reliance subscribers to make calls at 50 paise per minute, 1 paise per second and Re. 1 per 3 minutes for standard duration callers, short duration callers and long duration callers

respectively. These features can be availed while calling from any Reliance phone to any phone in India at anytime from anywhere in the country without any hidden monthly charges. This new tariff plan is applicable across all telecommunication products i.e. Mobile, Landline, CDMA, GSM, Pre-paid, Post-paid, Local, STD, Night Calling, Roaming and SMS.

- **RCOM unveils two revolutionary SMS tariff plans**

RCOM unveiled two revolutionary SMS tariff plans - One paise per SMS plan and unlimited SMS for just Re. 1 per day. All Reliance Mobile customers, regardless of the tariff plans they have for voice and data services, can avail of the 1p/SMS plan by subscribing to a Standard Tariff Voucher of Rs. 11 per month or the unlimited SMS plan can be subscribed to by Reliance Mobile customers on a daily deduction of Re. 1 per day from their prepaid balance.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 100 million including over 2.5 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 31/12/09	3 months ended 30/09/09	Increase / (Decrease)
Turnover			
Wireless	4,023	4,010	*0.3%*
Global	1,982	2,264	*-12.5%*
Broadband	705	770	*-8.5%*
Diversified	316	276	
Total (post eliminations)	**5,310**	**5,703**	***-6.9%***
EBITDA			
Wireless	1,255	1,313	*-4.5%*
Global	419	523	*-19.8%*
Broadband	276	320	*-13.9%*
Diversified	-125	-124	
Total (post eliminations)	**1,813**	**2,020**	***-10.3%***
EBITDA margin	***34.1%***	***35.4%***	***-1.3 ppt***
Depreciation	833	714	*16.6%*
Financial Charges (net)	-408	655	
Exceptional items	22	3	
PBT	1,365	648	*110.8%*
Tax	200	-174	
PAT (before minority interest)	1,165	822	*41.8%*
Share of minority interest	57	82	
PAT (after minority interest)	**1,108**	**740**	***49.6%***